EXHIBIT 99.1

B COMMUNICATIONS LTD. REGAINS COMPLIANCE WITH NASDAQ MINIMUM BID PRICE REQUIREMENT

Tel Aviv, Israel, May 13, 2020 – B Communications Ltd. (NASDAQ and TASE: BCOM) (“BCOM” or the “Company”), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), announced today that on May 13, 2020, BCOM received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) that BCOM has regained compliance with the $1 per share minimum bid price requirement stated in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Requirement”).

Nasdaq has confirmed that the closing bid price of the Company’s ordinary shares was at least $1.00 for a minimum of ten consecutive business days (from April 25, 2020 to May 12, 2020). Accordingly, Nasdaq has confirmed that BCOM’s previous non-compliance with the Minimum Bid Requirement is now a closed matter.

About B Communications

B Communications is an Israeli corporation focused on the telecommunications industry. Its shares are traded on the Nasdaq and the Tel-Aviv Stock Exchange under the symbol BCOM. B Communications sole asset is its controlling interest (approximately 26.34%) in Bezeq (TASE:BEZQ), Israel’s leading telecommunications service provider. Established in 1984, Bezeq has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; cloud and digital services; satellite and Internet based multi-channel TV; and corporate networks.

Media Contact

Yuval Snir

Investor Relations Manager

IL: +972-58-7004000

yuval@bcomm.co.il